January 11, 2006

VIA EDGAR AND OVERNIGHT COURIER

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

RE:	Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for the Quarters ended April 3, 2005, July 3, 2005 and October 2, 2005
File No. 1-14962

Dear Mr. Decker:

This letter is submitted on behalf of CIRCOR International, Inc. (“the Company” or “Circor”) in response to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2004, and Forms 10-Q for the fiscal quarters ended April 3, 2005, July 3, 2005 and October 2, 2005 (File No. 1-14962) as set forth in your letter dated December 29, 2005 to Kenneth W. Smith, Senior Vice President and Chief Financial Officer (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced in italics herein with responses below for each numbered comment.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 2, 2005

Item 4. Controls and Procedures, page 28

Comment No. 1

You indicate that your Chief Executive Officer and Chief Financial Officer concluded that, except for your recent acquisition of Loud for which you have not completed documentation,

Mr. Rufus Decker

Securities and Exchange Commission

January 11, 2006

evaluation and testing of internal controls over financial reporting, your disclosure controls and procedures are designed and were effective to give reasonable assurance. Given the exception noted, it remains unclear whether your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are effective or not effective. Please amend your Forms 10-Q for the periods ended April 3, 2005, July 3, 2005 and October 2, 2005 to state in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures. For example, if true, you should state that your disclosure controls and procedures are effective including consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matter. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent that they are not effective.

Response to Comment No. 1

The Company respectfully submits that the disclosure relative to Loud is necessary so as not to mislead the investor. As noted throughout the filings in question, the Company completed its acquisition of Loud Engineering and Manufacturing, Inc. on January 14, 2005. Pursuant to the Staff’s guidance in its response to Question 3 in “Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports—Frequently Asked Questions (revised October 6, 2004)”, the Company has until the filing of its annual report on Form 10-K for the 2006 fiscal year to conclude its documentation, evaluation and testing of Loud’s internal controls over financial reporting and to include Loud in management’s report on the effectiveness of the Company’s internal controls over financial reporting. Recognizing that, in certain circumstances, a material weakness in an internal control over financial reporting, were one to exist, might well also constitute a material weakness in a disclosure control and procedure, the Company believed that the investor might be misled if the Company were to render a conclusion regarding the effectiveness of its disclosure controls and procedures without noting the interrelationship between internal controls over financial reporting and disclosure controls and procedures.

In determining how best to state the Chief Executive Officer and Chief Financial Officer’s conclusion so as not to mislead the investor, the Company sought advice from both its outside legal counsel and the registered public accounting firm that serves as the Company’s independent auditor. After considerable discussion the Company adopted the current language noted by the Staff in its comment.

Supplementally, the Company notes to the Staff that, although it is continuing its evaluation of Loud’s internal controls over financial reporting, to date it has not noted any material weaknesses which would adversely impact the evaluation of the Company’s Chief Executive Officer and Chief Financial Officer on the effectiveness of the Company’s disclosure controls and procedures.

In light of the foregoing, the Company respectively submits that the filing of amended reports would not provide the investor with any meaningful additional disclosure and, in fact, could be

Mr. Rufus Decker

Securities and Exchange Commission

January 11, 2006

confusing to the investor. Recognizing the Staff’s concern, however, the Company proposes that, with regard to any future filings made for time periods during which the Company has not yet completed its documentation, evaluation and testing of internal controls over financial reporting of a recent acquisition, the Company shall report the conclusion of our Chief Executive Officer and Chief Financial Officer on the effectiveness of the Company’s disclosure controls and procedures without any qualifying language. If applicable, the Company will also include a separate paragraph which, without claiming any exceptions, points out to the investor (a) the fact that the Company is continuing its evaluation of the internal controls over financial reporting of the recently acquired entity and (b) the fact that there is an interrelationship between internal controls over financial reporting and disclosure controls and procedures.

Comment No. 2

We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures “are designed and were effective to give reasonable assurance that information we disclose in reports filed with the Securities and Exchange Commission is recorded, processed, summarized and reported…” This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including its principal executive officer and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Response to Comment No. 2

The Company will be responsive to the Staff’s disclosure request in future filings by adding the additional language defining disclosure controls and procedures as set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

As the Company is currently in the process of preparing its annual report on Form 10-K for the fiscal year ended December 31, 2005, the Company respectfully requests that the contents of this letter be afforded a review as promptly as practicable. If you have any comments or questions about this letter, please feel free to contact the undersigned at (781) 270-1255 or John F. Kober, III, Vice President and Corporate Controller at (781) 270-1235.

Sincerely,

/s/ Alan J. Glass
Alan J. Glass General Counsel and Assistant Secretary

cc:	David A. Bloss, Sr.

Kenneth W. Smith

John F. Kober, III

Patrick Canning

KPMG LLP

Suzanne D. Lecaroz

Goodwin Procter LLP